Exhibit 12.01

SYMANTEC CORP. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
(In millions, except for ratio)	March 28, 2008		April 3, 2009	April 2, 2010		April 1, 2011		March 30, 2012
Earnings:
Income (loss) before income taxes	$623		$(6,603)	$826		$698		$1,470
Fixed charges per below	143		150	154		166		139
Total earnings (loss)	$766		$(6,453)	$980		$864		$1,609
Fixed charges:
Interest expense, including amortization of debt expense	$119		$125	$129		$143		$115
Estimate of the interest within rental expense	24		25	25		23		24
Total fixed charges	$143		$150	$154		$166		$139
Ratio of earnings to fixed charges (1)	5.36	x	— (2)	6.36	x	5.20	x	11.58	x

(1)	For these ratios, “earnings” represents (a) Income (loss) before income taxes and (b) fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expense and an estimate of the interest within rental expense.
(2)	Earnings for the fiscal year ended April 3, 2009 were not sufficient to cover fixed charges by a total of $6.6 billion and, as such, the ratio of earnings to fixed charges has not been computed for this period. Included in the earnings for fiscal 2009 is an impairment of goodwill of $7.4 billion. For more information, see Note 6 of the Notes to the Consolidated Financial Statements in our Form 10-K for the fiscal year ended April 3, 2009.